Exhibit 99(a)

CNF INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                                   Three Months Ended
                                                        March 31,
                                                  2001             2000
Fixed Charges:
   Interest Expense                         $     7,793      $     6,400
   Capitalized Interest                             609            1,748
   Dividend Requirement on Series B
      Preferred Stock [1]                         2,666            2,717
   Interest Component of
      Rental Expense [2]                         11,477           13,806
                                            $    22,545      $    24,671

Earnings:
   Income from Continuing Operations
      before Taxes                          $    25,928      $    66,456
   Fixed Charges                                 22,545           24,671
      Capitalized Interest                         (609)          (1,748)
      Preferred Dividend Requirements [3]        (2,666)          (2,717)
                                            $    45,198      $    86,662

Ratio of Earnings to Fixed Charges:                2.0 x             3.5 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income from Continuing Operations before Taxes.